JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

March 1, 2007

Fax: 202-772-9205

Mr. Thomas Jones
Senior Attorney
United States
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Jones:

Re:       Jake's Trucking International, Inc.
            Registration Statement on Form SB-2
            Filed February 21, 2007
            File No. 333-135483

As per Rule 461 of the Securities Act of 1933 we respectfully request that our registration statement be declared effective as of March 5, 2007 at 11:00 a.m. or as soon as possible thereafter.

I would like to acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from it’s full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax the letter declaring Jake’s Trucking International, Inc. effective to 208-439-9570. Please call me directly at 604-790-1641 if you require any further information.

Thank you.

Yours truly,

Jake's Trucking International, Inc.

/s/ Michael Quesnel

Michael Quesnel
President, CEO, CFO and CAO

Telephone: 604-790-1641    Fax: 604-585-8839